NO ACT

PE 2-3-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

12025215

DIVISION OF
CORPORATION FINANCE

March 13, 2012

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Re: Caterpillar Inc.
Incoming letter dated February 3, 2012

Dear Mr. Reitz:

This is in response to your letter dated February 3, 2012 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received letters from the proponent dated February 6, 2012, February 7, 2012 and February 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Caterpillar Inc.
Incoming letter dated February 3, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

The Raytheon Company 2011 annual meeting proxy said that adopting written consent would give "a narrow majority of shareholders" the ability to "remove and replace directors." This is one example of "issues that our board is not in favor of" that is addressed in the 2012 rule 14a-8 proposals submitted to Raytheon and Caterpillar. Raytheon and Caterpillar are incorporated in the same state, Delaware.

Thus the 2011 Raytheon annual meeting proxy rebuts the 2012 company claim regarding state law, i-2, and the two dependent company claims regarding accuracy, i-3.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Christopher M. Reitz <Reitz_Christopher_M@cat.com>

able of Contents

Raytheon

April 29, 2011

ear Raytheon Shareholder,

I am pleased to invite you to attend Raytheon's 2011 Annual Meeting of Shareholders on Thursday, May 26, 2011. The meeting will be eld at 11:00 a.m. Eastern Time at The Ritz-Carlton, Pentagon City, 1250 South Hayes Street, Arlington, Virginia 22202. For your onvenience, we are pleased to offer a live webcast (audio only) of the meeting at www.raytheon.com/ir.

This booklet includes a formal notice of the meeting and the proxy statement. It also provides information on, among other things, aytheon's corporate governance, the Company's executive compensation program, and the matters to be voted on at the meeting. The proxy tatement reflects Raytheon's commitment to strong governance processes, including independent and active Board oversight, accountability to hareholders, transparent disclosure, and compliance with complex and changing regulatory responsibilities.

The Raytheon Board of Directors' commitment to sound and contemporary governance is illustrated by a number of new practices dopted in recent years. We have implemented provisions that permit shareholders holding 25% or more of the Company's common stock to all a special shareholder meeting. We ensure that our compensation consultant meets robust independence requirements, and we provide for ie clawback of executive incentive compensation in the event of intentional financial misreporting. We believe that these steps, and other overnance practices outlined in this proxy statement, as well as our comprehensive executive compensation disclosure, exhibit a thoughtful nd proactive approach to governance. We encourage you to learn more about all of our governance practices by reading the proxy statement nd visiting our website at www.raytheon.com.

I look forward to sharing information with you about Raytheon at the Annual Meeting. Whether or not you plan to attend, I encourage you o vote your proxy as soon as possible so that your shares will be represented at the meeting.

Thank you.

Sincerely,

WILLIAM H. SWANSON
Chairman and Chief Executive Officer

able of Contents

SHAREHOLDER PROPOSALS

We have been notified that certain shareholders intend to present proposals for consideration at the 2011 Annual Meeting. We continue to ake corporate governance, particularly shareholder concerns, a priority. Management remains open to engaging in dialogue with respect to areholder concerns and to sharing our views regarding our governance generally. We encourage any shareholder wishing to meet with anagement to contact the Office of the Corporate Secretary.

Any shareholder who intends to present a proposal at the 2012 Annual Meeting must deliver the proposal, in the manner specified below, the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 30, 2011, if the proposal is submitted for inclusion in our proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- Between January 26, 2012 and February 25, 2012, if the proposal is submitted in accordance with our By-Laws, in which case we are not required to include the proposal in our proxy materials.

ny such proposal described above must be addressed and delivered to the Corporate Secretary at the address specified above either by U.S. ail or a delivery service, or by facsimile (FAX) transmission to FAX No. 781-522-3332.

SHAREHOLDER PROPOSAL
(Item No. 5 on the proxy card)

Ray T. Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401, ***FISMA & OMB Memorandum M-07-16*** ISMA & OMB Memorandum M-07... owner of 127 shares, has proposed the adoption of the following resolution and has furnished the following tatement in support of his proposal:

—Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent y shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all hareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual neeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, ncluding restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave greater than 53%-support to the 2010 shareholder proposal on this same topic. The 53%-support was achieved although our nanagement used an argument one and one-half times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org ecommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote. Shareholder proposals often win higher otes on the second submission.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: Shareholder Action by Written Consent – Yes on 5.

The Board recommends that shareholders vote AGAINST this proposal.

Raytheon's management and the Board believe in strong corporate governance and in providing shareholders with meaningful access to the Company. The Company has adopted sound governance structures designed to ensure that the Company remains fully transparent and accountable to shareholders. Appropriate shareholder access to the Company is

able of Contents

chieved in a number of ways. First, shareholders can vote on important matters during the Company's annual meetings. Second, in the event at important matters arise between annual meetings, the Company's charter and by-laws allow the Chairman and the Board to call special eetings of shareholders to address such matters. Third, in 2010, the Company proposed, and on affirmative vote of the Company's hareholders, implemented its proposal to allow a shareholder or shareholders of 25% of the Company's outstanding stock to call a special eeting. Finally, access is facilitated through annual election for all directors and majority voting in uncontested elections. These governance rovisions help ensure meaningful and consistent access for all shareholders on an equal, transparent basis. They also provide assurance that ignificant corporate actions are taken when there is a clear shareholder consensus that such action is prudent and when the Board, which has iduciary responsibilities to all shareholders equally, has determined that the action is in the best interests of the Company and its shareholders. hese provisions also are designed to ensure that the Company governs its affairs in an efficient and cost-effective manner consistent with legal nd regulatory requirements. Finally, outside the context of formal action, the Company welcomes dialogue with shareholders on governance atters and has several mechanisms in place to facilitate it. Methods for communicating with the Board are described under the Proxy tatement's section entitled "Communications with the Board." Communications are also welcome through the Company's Investor Relations ebsite.

The Company has carefully considered this proposal in light of shareholder interest. However, the Board believes that the governance echanisms discussed above are superior to the shareholder proposal to allow shareholders to act by written consent in terms of giving hareholders meaningful access to the Company. The current proposal provides an inferior mechanism for shareholder access on a number of evels and can be harmful to shareholder interests. Written consent procedures do not necessarily provide all shareholders with the same nformation and voting rights. In comparison to annual and special meeting procedures that are highly regulated by SEC proxy rules, written onsent procedures are not as fully regulated in all contexts and have more potential to lead to abusive or disruptive shareholder action for the enefit of special interest groups to the detriment of other shareholders and effective management of a company. The ability of a narrow ajority of shareholders to approve a sale of the company or remove and replace directors through the written consent procedure, as examples, ould result in shareholders receiving less value than that to which they might otherwise be entitled in an orderly and fully transparent process. Contrary to claims, academic studies do not support the proposition that permitting shareholder action by written consent would increase hareholder value. Action by written consent could result in the bypassing of governance procedures currently in place that serve to protect all hareholders and that discourage short-term stock ownership manipulation.

Raytheon's management and Board regularly review and evaluate ways to improve Raytheon's corporate governance, as is illustrated by he 2010 implementation of the Company's special meeting proposal and the Board's prior implementation of other governance enhancements, ncluding annual election of directors, majority voting in uncontested elections, and elimination of the Company's shareholder rights plan. The Board and management believe that the Company's governance procedures provide multiple meaningful opportunities for shareholders to articipate in the Company's governance, while maintaining procedural protections important for shareholder democracy without the potential etrimental effects of written consent actions discussed above.

For these reasons the Board believes that adopting the shareholders' proposal on action by majority written consent is not in the best nterests of the Company or its shareholders.

The Board unanimously recommends that shareholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board will be so voted unless shareholders specify otherwise in their proxies.

SHAREHOLDER PROPOSAL
(Item No. 6 on the proxy card)

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** beneficial owner of 200 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

5—Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

[CAT: Rule 14a-8 Proposal, December 17, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. It would be best to adopt this proposal in the least wordy manner possible.

This written consent proposal is particularly important because our company spent extra money to tilt the vote against the 2011 proposal to enable shareholders to call a special meeting. In spite of management's extra money, we still gave 49%-support to the special meeting proposal.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and " Very High Concern" in executive pay – $51 million for our ex-CEO James Owens.

David Goode (related to the Delta Air Lines bankruptcy) was still on our Executive Pay Committee. And Susan Schwab (related to the Calpine Corporation bankruptcy) was still one-third of our Public Policy Committee.

David Calhoun received our highest negative votes – a walloping 24%. Mr. Calhoun was a CEO at one company and a director at 4 companies – overextension concern. Four of our directors had 13 to 18 years long-tenure – independence concern. Directors with 18-years tenure made up 67% of our executive pay committee.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 7, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Written Consent
John Chevedden

Ladies and Gentlemen:

This further responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

By carefully reading the outside opinion including page 3, footnote 4 it becomes clear that the board can determine that adopting this proposal is either advisable or not advisable. Regardless of the board's decision, the board can then take steps to enable shareholders to cast an advisory vote on this rule 14a-8 proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Joni Funk <funkjj@cat.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

The rule 14a-8 proposal would need to be reworded to salvage the company argument. To salvage the company argument the second sentence of the proposal would need to have the first two words ("This includes") omitted. Then a verb would need to be added after the period of the second sentence (to fit the company argument).

In other words, "This includes" would need to be removed from the second sentence. Then "written consent" would be altered to be the first words of the second sentence. Plus a verb would need to be added after the last word in the second sentence, in other words after "of."

It would be necessary for the company to obtain the permission of the proponent in order for the company to reword the proposal. Then the company would arguably be the co-sponsor of the rule 14a-8 proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Joni Funk <funkjj@cat.com>

[CAT: Rule 14a-8 Proposal, December 17, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. It would be best to adopt this proposal in the least wordy manner possible.

This written consent proposal is particularly important because our company spent extra money to tilt the vote against the 2011 proposal to enable shareholders to call a special meeting. In spite of management's extra money, we still gave 49%-support to the special meeting proposal.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and " Very High Concern" in executive pay – $51 million for our ex-CEO James Owens.

David Goode (related to the Delta Air Lines bankruptcy) was still on our Executive Pay Committee. And Susan Schwab (related to the Calpine Corporation bankruptcy) was still one-third of our Public Policy Committee.

David Calhoun received our highest negative votes – a walloping 24%. Mr. Calhoun was a CEO at one company and a director at 4 companies – overextension concern. Four of our directors had 13 to 18 years long-tenure – independence concern. Directors with 18-years tenure made up 67% of our executive pay committee.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

CATERPILLAR®

Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

February 3, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") a stockholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2012 Annual Meeting on or about April 23, 2012. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2012 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) for the reasons set forth below.

THE PROPOSAL

The Proposal includes the following language:

"RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence with the Proponent regarding the Proposal is attached to this letter as Exhibit B.

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached to this letter as Exhibit C (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the General Corporation Law of the State of Delaware (the "DGCL").

The Staff has previously concurred in the exclusion of written consent proposals under Rule 14a-8(i)(2) on the ground that they would violate state law. For example, in *AT&T Inc.* (*avail.* February 12, 2010), the Staff concurred, pursuant to Rule 14a-8(i)(2), in the exclusion of a proposal requesting that AT&T take the necessary steps "to permit shareholders to act by the written consent of a majority of the shares outstanding." *See also Merck & Co.*, Inc. (*avail.* January 29, 2010); *Bank of America Corporation* (*avail.* January 13, 2010, *recon. denied* February 11, 2010). On another occasion, however, the Staff did not permit exclusion of a written consent proposal where the specific language of the proposal was different from that found in the proposal where exclusion was permitted. In *Sprint Nextel Corporation* (*avail.* March 4, 2010) ("Sprint"), for example, the Staff denied a no-action request under Rule 14a-8(i)(2) when the proposal included language providing for implementation "to the extent permitted by law."

As demonstrated by the Staff positions discussed above, the specific language of a written consent proposal is critical to an assessment of its validity under state law. Here, the Proposal includes language that, to the Company's knowledge and as of the date of this letter, has not previously been commented upon by the Staff in the context of a Rule 14a-8 no-action request. Specifically, the last sentence of the Proposal provides that: "[t]his includes written consent regarding issues that our board is not in favor of." This sentence is significant to the Rule 14a-8(i)(2) analysis for the reasons explained below.

The sentence seeks independent authorization for stockholders to act by written consent on issues that the Company's board of directors (the "Board") is not in favor of. However, the sentence is separate from and subsequent to the portion of the Proposal that authorizes written consent only to "the fullest extent permitted by law." Thus, the savings language of "to the fullest extent permitted by law" contained in the first sentence of the Proposal serves to modify only the preceding language in the first sentence. The savings language does not, however, modify the second sentence of the proposal. Were the Proposal to be read such that the savings language is interpreted to apply to the second sentence of the Proposal, it would render the second sentence of the Proposal as being without any meaning at all. The most straightforward reading of the second sentence of the Proposal is that it clarifies that the Proposal extends to action by written consent regarding issues that the Board does not favor, without regard to any limitations on such actions imposed by law.

So understood, the sentence itself would require the Company to violate state law. As the Delaware Law Opinion explains, "to the extent that the Proposal purports to require the Board to approve such corporate actions that the Board is "not in favor of" in order to enable the stockholders to act by written consent with respect thereto, the Proposal violates Delaware law...." The conflict with state law occurs because the Proposal "impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties." Moreover, the Proposal purports to enable stockholders to unilaterally authorize the taking of certain corporate actions that, under Delaware law, must first be recommended to the stockholders by the Board, as there is no qualifying clause in the Proposal limiting such actions to those "permitted by law." For example, under the DGCL, prior board approval or recommendation is required before stockholders can approve any amendment to the certificate of incorporation or approve an agreement of merger or consolidation.

Accordingly, because the Proposal, if implemented, would cause the Company to violate state law to which it is subject, the Company may properly exclude the Proposal from its 2012 Annual Meeting proxy materials in reliance on Rule 14a 8(i)(2).

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading because it contains an inaccurate statement.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9." In turn, Rule 14a-9 prohibits solicitation by means of any proxy statement "containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." Further, in *Staff Legal Bulletin No. 14B* (September 15, 2004), the Staff set forth its view that one instance in which exclusion of a proposal or supporting statement may be appropriate under Rule 14a-8(i)(3) is when a company demonstrates objectively that a factual statement is materially false or misleading. *See The Allstate Corporation* (*avail.* February 16, 2009) (concurring with the view that an independent chair proposal could be omitted in reliance on Rule 14a-8(i)(3) because a statement in the proposal that "[t]he standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation" was materially false and misleading). *See also AT&T Inc.* (*avail.* February 2, 2009) (same).

In this case, the Proposal is materially false or misleading because the language of the Proposal indicates that stockholders would be able to take action regardless of board approval (i.e., "regarding issues that our board is not in favor of"). This provision is materially false and misleading because state law generally disallows stockholders from exercising such authority. Rather, Delaware law generally vests business management responsibilities with the Board. More specifically, however, there are a number of corporate actions that require the prior recommendation of a company's board of directors. As described in the Delaware Law Opinion and as noted above, prior board approval is required for amendments to the certificate of incorporation, adoption of an agreement of merger or consolidation, conversion of the corporate form, and certain other matters. The Proposal, however, purports to allow stockholders to take action by "written consent regarding issues that our board is not in favor of" even though prior board approval is necessary for a number of corporate actions. It misleads stockholders who may vote on the proposal because it indicates that stockholders would be able to take action regardless of board approval, when in fact board approval is mandatory for a number of corporate actions under Delaware law.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, and thus inherently misleading, because it is subject to multiple interpretations.

The Company acknowledges, however, that the Proposal is written in a manner such that its meaning is not entirely clear. To the extent the Proposal is reasonably susceptible to multiple interpretations, it is excludible because it is vague and indefinite, and thus inherently misleading. The Staff has consistently held that vague and indefinite stockholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (*avail.* March 12, 1991).

In this case, the Proposal is arguably susceptible to multiple interpretations. As noted above, the Company believes that the most straightforward interpretation of the Proposal is that it should be read to require that stockholders be given the right to take action with respect to all matters, without regard to whether Delaware law would require board approval. The Company recognizes, however, that other interpretations may be possible. For example, should the second sentence of the Proposal be read as a direction from stockholders that the Board should not condition stockholders' right to act by written consent on Board approval where such approval is not otherwise required under Delaware law? If this interpretation is recognized as a legitimate alternative, then fundamental questions arise as to what the Proposal means. Would stockholders be asked to vote on a consent right that was supposed to override state law, as the text of the Proposal suggests, or operate within it? To the extent that it is recognized that the Proposal may have multiple interpretations, this is clearly a situation in which neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

As noted above, this is precisely the sort of situation in which the Staff has concluded that exclusion is appropriate under Rule 14a-8(i)(3).

CONCLUSION AND REQUEST FOR RELIEF

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Caterpillar's 2012 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3). If you have any questions regarding this request or desire additional information, please don't hesitate to contact me.

Very truly yours,

Christopher M. Reitz
Corporate Secretary

Attachments

Cc: John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Douglas R. Oberhelman
Chairman
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629
PH: 309-675-1000

Dear Mr. Oberhelman,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — December 17, 2011
Date

cc: Christopher M. Reitz
Corporate Secretary
James B. Buda <Buda_James_B@cat.com>
PH: 309-675-1094
FX: 309-675-6620
Joni Funk <funkjj@cat.com>
FX: 309-494-1467

[CAT: Rule 14a-8 Proposal, December 17, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. It would be best to adopt this proposal in the least wordy manner possible.

This written consent proposal is particularly important because our company spent extra money to tilt the vote against the 2011 proposal to enable shareholders to call a special meeting. In spite of management's extra money, we still gave 49%-support to the special meeting proposal.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and " Very High Concern" in executive pay – $51 million for our ex-CEO James Owens.

David Goode (related to the Delta Air Lines bankruptcy) was still on our Executive Pay Committee. And Susan Schwab (related to the Calpine Corporation bankruptcy) was still one-third of our Public Policy Committee.

David Calhoun received our highest negative votes – a walloping 24%. Mr. Calhoun was a CEO at one company and a director at 4 companies – overextension concern. Four of our directors had 13 to 18 years long-tenure – independence concern. Directors with 18-years tenure made up 67% of our executive pay committee.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> **Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:**
>
> - **the company objects to factual assertions because they are not supported;**
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - **the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or**
> - **the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.**
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

CATERPILLAR®

Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629 – 6490

December 20, 2011

VIA EMAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden,

On December 17, 2011, Caterpillar Inc. (the "Company") received your letter, dated December 17, 2011, related to your shareholder proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, then the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 17, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 17, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting. Please note that if you choose to submit to the Company a written statement from the record holder of your common stock, you must also include a statement that you intend to continue to hold the securities through the date of the 2012 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

You have not yet submitted evidence establishing that you have satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

For your reference, a copy of Rule 14a-8 is included as an exhibit to this letter. If you have any questions concerning the above, please do not hesitate to contact me.

Very truly yours,

Joni Funk
Securities Paralegal

Caterpillar Inc.
Legal Services Division
100 NE Adams Street
Peoria, IL 61629-6490
phone: 309-675-6754
fax: 309-494-1467
email: funkjj@cat.com

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL FINANCIAL

Post-it® Fax Note 7671	Date 12-22-11 / # of pages ▶
To Joni Funk	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 309-494-1467	Fax #

December 22, 2011

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 105 shares of United Continental Holdings Inc. (CUSIP: 910047109, trading symbol: UAL), 100 shares of Caterpillar, Inc. (CUSIP: 149123101, trading symbol: CAT), 100 shares of Northrop Grumman Corporation Holding Company (CUSIP: 666807102, trading symbol: NOC) and 100 shares of Raytheon Company (CUSIP: 755111507, trading symbol: RTN), since November 1, 2010. I can also confirm that Mr. Chevedden has continuously held no less than 70 shares of Amphenol Corp. (CUSIP: 032095101, trading symbol: APH) since December 1, 2010. These shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W826874-22DEC11

Christopher M. Reitz/0A/Caterpillar
01/31/2012 02:10 PM

To ***FISMA & OMB Memorandum M-07-16***
cc Chris C. Spears/0B/Caterpillar@Caterpillar, Joni J. Funk/0B/Caterpillar@CATERPILLAR
bcc
Subject Caterpillar

Caterpillar: Confidential Green   Retain Until: 03/01/2012

Dear Mr. Chevedden,

In the past, you have suggested that Caterpillar shareholder's should have the right to call special meetings. Implementation involves amending our certificate of incorporation and bylaws which requires the approval of a majority of the outstanding shares of Caterpillar's stock. Proposals submitted in the past for this topic have received the following support.

Year	Shareholder Threshold To Call Meeting	Vote For as % of shares voting	Vote For as % of outstanding shares
2010	10% of shares	34%	24%
2011	20% of shares	49%	34%

This year you submitted a proposal calling for shareholder action by Written Consent. On Friday, we intend to file a letter with the SEC asking to exclude the proposal on the basis that the resolution you have asked shareholders to approve violates Delaware law.

Although Caterpillar's rationale for its prior opposition to the Special Meeting proposals still holds, we appreciate that a fair number of our shareholders would like this and consider it preferable to action by Written Consent. In this regard, I am writing to ask whether you would withdraw your Written Consent proposal if Caterpillar were to include in its proxy statement a management proposal to allow shareholders holding 25% of the outstanding shares to call a special meeting. If you think you would be agreeable to this, we will raise it with our management and relevant Board stakeholders.

Please let me know your thoughts Mr. Chevedden.

Kind Regards,

Chris Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams / Peoria, Illinois 61629-6490
Phone (309) 494-6632 / Cell (309) 472-4725
Fax (309) 992 6740
Reitz_Christopher_M@cat.com

EXHIBIT C

RICHARDS LAYTON & FINGER

February 2, 2012

Caterpillar Inc.
100 North East Adams Street
Peoria, IL 61629

Re: Stockholder Proposal Submitted by John Chevedden

We have acted as special Delaware counsel to Caterpillar Inc., a Delaware corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") that the Proponent intends to present at the Corporation's 2012 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on July 28, 2010 (the "Certificate of Incorporation");

(ii) the Bylaws of the Corporation, effective as of December 8, 2010 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Corporation would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of

the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

As permitted by the General Corporation Law, the Certificate of Incorporation currently prohibits action by the holders of the Corporation's common stock by written consent on any matter.[2] The Proposal calls upon the Corporation's Board of Directors (the "Board") to propose an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would purport to authorize the holders of the Corporation's common stock to act by written consent "regarding issues that our board is not in favor of." Thus, the Proposal can be read to enable stockholders to unilaterally authorize the taking of certain corporate actions that, under Delaware law, must first be approved by the Board. To the extent that the charter provision contemplated by the Proposal would purport to authorize the Corporation's stockholders to act by written consent in connection with matters that under the General Corporation Law require prior approval by the Board, despite the absence of such approval, the Proposal would be contrary to the General Corporation Law.

Although stockholders may, in certain instances, unilaterally authorize the taking of corporate action,[3] there are a number of matters that, under the General Corporation Law, require the Board first to approve the action before stockholders may act upon the matter. For example, under the General Corporation Law, prior approval of the board of directors of a Delaware corporation is required before stockholders can act to: approve an amendment to the certificate of incorporation;[4] adopt an agreement of merger or consolidation;[5] approve the

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[1] 8 *Del. C.* § 228(a).

[2] Specifically, Article Seventh (a) of the Certificate of Incorporation provides: "Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders."

[3] For example, Section 109 of the General Corporation Law vests stockholders with the power to unilaterally adopt, amend or repeal bylaws. 8 *Del. C.* § 109(a).

[4] 8 *Del. C.* § 242(b)(1) ("[The] board of directors shall adopt a resolution setting forth the amendment proposed [and] declaring its advisability" before submitting the amendment to stockholders); *Williams v. Geier*, 671 A.2d 1368, 1381 (Del. 1996) ("Like the statutory scheme relating to mergers under 8 *Del. C.* § 251, it is significant that two discrete corporate events must occur, *in precise sequence*, to amend the certificate of incorporation.") (emphasis added); *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("[U]nder no

conversion of the corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership or foreign corporation;[6] approve the transfer, domestication or continuance of the corporation in any foreign jurisdiction;[7] or approve the voluntary dissolution[8] or revoke the voluntary dissolution[9] of the corporation. To the extent the Proposal purports to authorize stockholders to take such actions without prior Board approval thereof, the Proposal would, in our view, violate the General Corporation Law.

In addition to the violation of law discussed above, assuming the Proposal were read to call for an amendment to the certificate of incorporation permitting stockholder action by written consent expressly including "written consent regarding issues that our board is not in favor of," it would be a violation of Delaware law even to include in the Company's certificate of incorporation a provision purporting to permit action by written consent on such matters. Section 242(a) of the General Corporation Law permits a corporation to amend its certificate of incorporation "from time to time, in any and as many respect as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment." The contents of an "original certificate of incorporation" are governed, inter alia, by Section 102(b)(1) of the General Corporation Law, which authorizes provisions in a certificate of incorporation "if such provisions are not contrary to the laws of this State." As set forth above, a certificate amendment purporting to authorize action by "written consent regarding

---

circumstances may the stockholders act before the mandated board action proposing and recommending the amendment.").

[5] 8 *Del. C.* § 251(b), (c) ("The board of directors . . . shall adopt a resolution approving an agreement of merger . . . and declaring its advisability" before submitting the merger agreement to stockholders.); *Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *4, *7 (Del. Ch. Nov. 27, 2001) (holding that a merger was invalid in part because the board never approved the merger agreement as required by Section 251 and emphasizing that Section 251 "requires three different actions to occur in a *specific sequence* to approve and implement a merger") (emphasis added).

[6] 8 *Del. C.* § 266(b) ("The board of directors . . . shall adopt a resolution approving such conversion . . . and recommending the approval of such conversion by the stockholders of the corporation.").

[7] 8 *Del. C.* § 390(b) ("The board of directors . . . shall adopt a resolution appoving such transfer . . . and recommending the approval of such transfer . . . by the stockholders of the corporation.").

[8] 8 *Del. C.* § 275(a), (b) ("If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect . . . shall cause notice of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution to be mailed to each stockholder . . . ."). Section 275 does, however, provide that the unanimous written consent of all of the stockholders entitled to vote thereon obviates the need for prior board approval. 8 *Del. C.* § 275(c).

[9] 8 *Del. C.* § 311(a)(2), (3) ("The board of directors shall adopt a resolution recommending that the dissolution be revoked and directing that the question of the revocation be submitted to [the stockholders].").

issues that our board is not in favor of" would conflict with Sections 242(b), 251(b), 266(b), 390(b), 275(a) and 311(a)(2) of the General Corporation Law and would therefore be violative of the General Corporation Law.

Furthermore, to the extent that the Proposal purports to require the Board to approve such corporate actions that the Board is "not in favor of" in order to enable the stockholders to act by written consent with respect thereto, the Proposal violates Delaware law because it impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties.

Section 141(a) of the General Corporation Law vests the power and authority to manage the business and affairs of a Delaware corporation in the board of directors.[10] Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors is in the best position to direct the decision-making process with respect to certain corporate actions. Directors can not be required to delegate or abdicate their decision-making authority in favor of the stockholders with respect to matters which they are expressly required under the General Corporation Law to approve before stockholder action can be taken.[11] Therefore, to the extent the Proposal requires the Board to approve actions that it is "not in favor of," the Proposal violates Delaware law.

In exercising the Board's discretion concerning the management of the Corporation's affairs, directors are obligated to act in a manner consistent with their fiduciary duties, not necessarily in accordance with the desires of the holders of a majority of the Corporation's common stock.[12] To the extent the Proposal purports to require the Board to

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[10] 8 *Del. C.* § 141(a).

[11] *See Rosenblatt v. Getty Oil Co.*, 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983) *aff'd* 493 A.2d 929 (Del. 1985) ("[D]irectors cannot lawfully agree to surrender to others the duties of corporate management which the statutes impose upon them."); *Abercrombie v. Davies*, 123 A.2d 893, 899-900 (Del. Ch. 1956) *rev'd on other grounds*, 130 A.2d 338 (Del. 1957) ("So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. . . . [Stockholders] cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment."); *see also Air Prods. & Chems., Inc. v. Airgas, Inc.*, 16 A.3d 48, 124 (Del. Ch. 2011) ("[T]he fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. *That duty may not be delegated to the stockholders.*") (quoting *Paramount Commc'ns, Inc. v. Time, Inc.*, 571 A.2d 1140, 1154 (Del. 1990)); *Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (The board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger.").

[12] *See Paramount Commc'ns Inc. v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) *aff'd* 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their

approve certain corporate actions, it essentially requires the Board to defer to the views of the Corporation's stockholders regardless of whether the Board's own business judgment would counsel against taking the proposed action.[13] Through the Proposal, the stockholders purportedly could force the Corporation to undertake a course of action that would undermine the Board's ability to exercise its fiduciary duties and directly conflict with the substantive decision-making authority vested in the Board by the General Corporation Law.[14] Such a result would violate Delaware law.[15]

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate the provisions of the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

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powers to manage the firm, are obligated to follow the wishes of a majority of shares."); *see also Airgas*, 16 A.3d at 124.

[13] *See, e.g., Nagy v. Bistricer*, 770 A.2d 43, 62, 64 (Del. Ch. 2000) (holding that directors breached their fiduciary duties to the corporation by abdicating their duty to determine a fair merger price and noting that "[t]his abdication is inconsistent with the [Company] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the Company] and its stockholders.")

[14] In a recent decision, the Delaware Supreme Court invalidated a proposed bylaw that would have impermissibly infringed on the directors' exercise of their fiduciary duties. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 237 (Del. 2008). The Court held that the proposed bylaw, which would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," impermissibly infringed on the directors' exercise of their fiduciary duties because it would have required the board to expend corporate funds even in cases where the board of directors believed doing so would not be in the best interests of the corporation and its stockholders. *Id.* at 240. Like the proposed bylaw in *CA*, to the extent the Proposal purports to require the Board, in order to enable stockholder action thereon by written consent, to approve specific corporate actions which under DGCL require prior Board approval even if the Board in fact does not favor such actions, it would purport to commit the directors to subordinate their fiduciary duties to act in the best interests of the Company and its stockholders.

[15] *See, e.g., Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."); *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/NS